Exhibit 99.1

Hut 8 Mining Provides Production Update for November 2021

TORONTO, Dec. 2, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update. All dollar figures are in Canadian Dollars unless otherwise stated.

Mining Production Highlights for November 2021:

●	265 Bitcoin were mined, resulting in an average production rate of 8.83 Bitcoin per day.
●	100% of the self-mined Bitcoin for the month of November were deposited into custody, consistent with Hut 8's Hodl strategy.
●	Total Bitcoin balance held in reserve is 5,242 as of November 30, 2021.

Mining Equipment Deployment Update for November 2021:

During November 2021, the Company completed the deployment of high-performance NVIDIA chips at Hut 8's site in Medicine Hat, Alberta. The Company has deployed the NVIDIA CMPs to mine the Ethereum network via Luxor pool, and consistent with its Hodl strategy, is receiving payouts in Bitcoin. Based on current mining economics this equates to approximately 1.8 – 2.0 additional Bitcoin per day. Hut 8 currently has an installed hashrate of approximately 1.7 EH/s, which includes the converted hashrate from its fleet of CMPs.

"Our NVIDIA CMP deployment is contributing revenue of approximately $140,000 per day, based upon current mining economics," said Jason Zaluski, Head of Technology for Hut 8. "Given the low power intensity of these chips, our cost per Bitcoin of approximately $3,000 means we are achieving unit margins in excess of 95%."

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta and North Bay, Ontario, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, Bitcoin and Ethereum mining economics, the Company's trajectory to produce additional Bitcoin, the profitability of GPU mining and costs associated with mining digital assets.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking statements. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

Related Links: www.hut8mining.com

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 02-DEC-21